Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives Purchase Orders for Three Renaissance®
 Systems in Asia

Company receives purchase order for two systems from China and one system from Taiwan

CAESAREA, Israel – December 9, 2014 – Mazor Robotics Ltd. (NASDAQGM: MZOR; TASE: MZOR), a developer of innovative guidance systems and complementary products, today announced that it received a purchase order for two Renaissance systems from its distribution partner in China, Cicel (Beijing) Science & Technology CO. Ltd., reflecting the first systems sold into the Chinese market following the receipt of the China Food and Drug Administration (CFDA) approval to market the Renaissance system in China, in September 2014.

The Company also received a purchase order for one Renaissance system from its distribution partner in Taiwan, Pinnaclemed CO. Ltd. Subject to certain closing conditions, the system is expected to be installed at a newly opened spine hospital in Taiwan. This is the third system purchase by Pinnaclemed Co. Ltd. and will be the third Renaissance system in Taiwan.

“Entering the Chinese market is a significant achievement for Mazor and expands our growing presence in the fastest growth region for Renaissance outside of the U.S. market.  We look forward to working closely with our distribution partner to raise the awareness of Renaissance throughout the country highlighting the benefits of the system to leading healthcare facilities.  An order for a third system in Taiwan is encouraging as the two systems currently in use have some of the highest utilization rates demonstrating the degree of surgeon comfort, system performance and patient outcome,” commented Ori Hadomi, Mazor's Chief Executive Officer.

Today’s announcement was made in accordance with Mazor Robotics’ disclosure policy of announcing system sales that have a strategic impact on the business, such as new markets, academic institutions and national accounts.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 60,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the installment of Renaissance at a leading hospital in Taiwan,. raising the awareness of the Renaissance throughout China, the benefits of Renaissance, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F issued to the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

David Schemelia – Media
dave@evcgroup.com
646.201.5431